HOLODIA
FITNESS.REINVENTED

Hello HOLOFIT Friends and Family,

Did you know that we're crowdfunding?

This has been brewing for a long time…..ever since we launched on the Oculus platform our members have been asking us: **can we invest in your company?** Sometimes it was because they saw the opportunity to get in on the exploding VR fitness market and earn good money, other times it was out of pure love for the product we made: HOLOFIT.

We decided to wait. Not because we didn't want to share, but because we wanted to make sure that we first prove our product value, confirm our future growth and offer the best conditions to everyone.

Now, the time is right.

We grew more than 10x since last year, we are **backed by some of the leading global entertainment companies** (**NBC Universal and Comcast** are some of our investors), and we are preparing to expand our market in partnership with the owners of TikTok.


Our
Backers
NBCUniversal
COMCAST
Angel Investors From:

And the VR market is finally ready for mass adoption and amazing growth.

👉 Meta Oculus is preparing a fitness-ready headset, and they bought Supernatural VR, the other leading VR fitness app, last year for $400 million.

👉 Apple is preparing to launch their own VR headset, and are predicting it will replace phone use by 2030.

👉 VR sales grew more than 250% in Q1 '22 alone!

This is why we decided to open this opportunity for our members to become owners of Holodia, the company behind HOLOFIT.

This opportunity is time-limited and value capped.

You will also see that we have **special investor perks** (Lifetime memberships, Your character in HOLOFIT, Get to create a new HOLOWORLD).


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | Rolling Stone
The Washington Post | THE WALL STREET JOURNAL

These conditions are on a first come first serve basis, and we might close the opportunity before the planned deadline.

If you are investing **from the US**, simply head to our pitch page and follow the steps.

If you're investing **from outside the US**, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Thank you for being a part of our community, and congratulations on becoming a Holodia owner!

Yours,
Bojana & Team Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.